UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 13, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom CEO to step down, new CEO appointed

Amsterdam (March 13, 2015)—VimpelCom Ltd. (“VimpelCom”, “the Company” or “the Group”) (NASDAQ: VIP), a leading global provider of telecommunications services with operations in 14 countries and headquartered in Amsterdam, today announced that the Group Chief Executive Officer, Jo Lunder, has decided to resign his position with effect from April 13, 2015. The Supervisory Board of VimpelCom is pleased to announce the appointment of Jean-Yves Charlier as its new Group Chief Executive Officer.

Mr. Charlier is a highly experienced and successful CEO who most recently led the communications and media group SFR. Mr. Lunder is leaving the company to take up other opportunities but will continue to serve as an advisor during the transition period through to July 13, 2015.

Jean-Yves’ career has spanned both the technology and telecommunication sectors in which he has held Chief Executive positions as well as serving on the Boards of listed companies.

Prior to his appointment as Chief Executive Officer of VimpelCom, he was the Chairman and Chief Executive Officer of SFR, the second largest telecom operator in France with EUR 10 billion in revenues and over 20 million customers. Jean-Yves was responsible for repositioning SFR in one of the most competitive markets in Europe, whilst completing the demerger of the company from Vivendi, at the end of last year, in a EUR 17 billion transaction with cable operator, Numericable.

Prior to SFR, Jean-Yves was the Chief Executive Officer for Promethean, a global leader in interactive learning technologies and Colt, a leading alternative carrier, where he was credited with the successful turnaround of the company across Europe. He started his career with Wang in France and also held senior executive positions with Equant and BT Global Services.

Jean-Yves has been on the Board of several other listed companies including Activision Blizzard and Vivendi. He holds an M.B.A. from the Wharton Business School.

VimpelCom’s Chairman, Alexey Reznikovich, said, “Jo has been a most valuable contributor to our Company and we thank him for his leadership during his many years of service with VimpelCom, during which he has overseen a period of rapid growth and expansion. We thank him and wish him every success in his future endeavors.”

Mr. Reznikovich added, “We are delighted to welcome Jean-Yves, a proven leader with an excellent track record of driving business performance. He steps onto a global platform with 222 million customers and VimpelCom will benefit immensely from his strong experience of delivering customers’ digital, entertainment and communications needs wherever they live and work. Jean-Yves is the right person to lead our Company in the next stage of its development and at this exciting time of market opportunity, as we enter the digital world focusing on enhancing our customer relationships and providing innovative and exciting services across all of our markets.”

©VimpelCom Ltd. March 13, 2015

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2014, VimpelCom had 222 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman / Remco Vergeer	Bobby Leach / Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. March 13, 2015